FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 1995


[   ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

For the transition period from ____________ to ____________

                         Commission file number   0-3041

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             JUSTIN INDUSTRIES, INC.
                              2821 West 7th Street
                             Fort Worth, Texas 76107


                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                                             (Name of Plan)


                         /S/ RICHARD J. SAVITZ
                              (Signature)
                         Richard J. Savitz
                         Vice President-Finance


June 27, 1996

================================================================================

ERNST & YOUNG LLP
REPORT OF INDEPENDENT AUDITORS


Plan Participants
Justin Industries, Inc.
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Justin Industries, Inc. Employee Stock Ownership Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Justin Industries, Inc. Employee Stock Ownership Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in
Note 7 to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /S/ ERNST & YOUNG LLP


Fort Worth, Texas
June 5, 1996

================================================================================

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                                                             December 31,
                                                       -------------------------
                                                          1995          1994
                                                       -----------   -----------
Assets:
  Cash and cash investments                            $    21,736   $       101
  Participants' contributions receivable                   271,467       323,465
  Company contribution receivable                        1,242,385     1,239,219
  Dividends and interest receivable                        119,285       118,207
  Receivable from merger of ATS Plan                        87,397             -
  Investments, at fair value:
    Common stock of Justin Industries, Inc.
      ($18,563,327 cost and 2,921,717 shares in 1995,
       $17,188,378 cost and 2,937,819 shares in 1994)   32,138,890    34,886,595
    Mutual funds:
      Merrill Lynch Growth Fund                            831,262       186,099
      Merrill Lynch Global Allocation Fund                 536,046       124,181
      Merrill Lynch Capital Fund                           291,155        58,961
    Money market funds:
      Merrill Lynch Retirement Preservation Trust          244,651        48,599
      Merrill Lynch Ready Assets Trust                     325,600             -
                                                       -----------   -----------
        Total investments                               34,367,604    35,304,435
                                                       -----------   -----------
          Total assets                                  36,109,874    36,985,427
Liabilities:
  Participants' contributions refundable                   174,631       115,196
                                                       -----------   -----------
          Total liabilities                                174,631       115,196
                                                       -----------   -----------
Net assets available for benefits                      $35,935,243   $36,870,231
                                                       ===========   ===========


           Statements of Changes in Net Assets Available for Benefits

                                                       Year Ended December 31,
                                                      -------------------------
                                                         1995          1994
                                                      -----------   -----------
Investment income (loss):
  Dividends and interest                              $   619,921   $   473,438
  Net depreciation in fair value of investments        (2,816,625)   (8,471,738)
                                                      -----------   -----------
          Total investment loss                        (2,196,704)   (7,998,300)
Contributions:
  Participants                                          3,143,486     2,946,556
  Company                                               1,242,385     1,239,219
                                                      -----------   -----------
          Total contributions                           4,385,871     4,185,775
Participants' withdrawals                              (3,558,888)   (2,263,411)
                                                      -----------   -----------
                                                       (1,369,721)   (6,075,936)
Merger of ATS Plan                                        434,733             -
Net assets available for benefits
  at beginning of year                                 36,870,231    42,946,167
                                                      -----------   -----------
Net assets available for benefits at end of year      $35,935,243   $36,870,231
                                                      ===========   ===========

                             See accompanying notes.

================================================================================

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


1. DESCRIPTION OF PLAN

The following description of the Justin Industries, Inc. (the Company) Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

a. General. All employees (except those employees covered under collective bargaining agreements that do not provide for plan participation) of participating employers are eligible to participate in the Plan beginning on January l or July l after each employee has completed one year of service
   and reached the age of twenty-one.   The Plan is subject to the provisions
   of the Employee Retirement Income Security Act of 1974 (ERISA).

b. Contributions.  The Plan is funded by two types of contributions:

      Employee voluntary pre-tax contributions through salary deferrals, limited to 15 percent of each employee's eligible earnings, but not more than the maximum allowed by law. The maximum employee contribution was $9,240 in 1995 and 1994.

      Company matching contributions are equal to a percentage of each employee's voluntary pre-tax contributions up to 5 percent of the employee's eligible earnings. The Board of Directors annually determines the matching percentage. In 1995 and 1994, all employees' contributions were matched at 50 percent up to $7,500.

c. Participants' Accounts. Each participant's account is credited with the employee's contribution and an allocation of the Company's contribution and investment earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. Vesting. Participants have a fully vested, nonforfeitable right to employee contributions. Company matching contributions are fully vested and nonforfeitable once allocated.

e. Investment Options. Employee contributions prior to September 1, 1994 and all Company matching contributions are invested in Company common stock. Subsequent to September 1, 1994, participants direct investments from employee contributions among a combination of Company common stock and any of the following four investment funds.

      Merrill Lynch Growth Fund - Funds are invested in shares of a registered investment company that invests primarily in equity securities.
      Merrill Lynch Global Allocation Fund - Funds are invested in shares of a registered investment company that invests primarily in U.S. and foreign equity, debt and money market securities.
      Merrill Lynch Capital Fund - Funds are invested in shares of a registered investment company that invests primarily in equity, debt and convertible securities.
      Merrill Lynch Retirement Preservation Trust - Funds are invested in shares of a registered investment company that invests primarily in guaranteed investment contracts, U.S. government agency securities and money market securities.

f. Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at normal retirement (age 65), early retirement (age 55), when a participant dies, becomes disabled or a break in service occurs. Distributions upon withdrawal are made in accordance with the Plan document.

================================================================================

2.  SUMMARY OF ACCOUNTING POLICIES

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Gains and losses on the sale of investments are accounted for on an average cost basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Contributions by participants and participating employers are accounted for on the accrual basis once determined. Benefit payments are recorded when paid.

3. PLAN MERGER

Effective December 29, 1995, the ATS 401(k) Profit Sharing Plan and Trust (the "ATS Plan") was merged into the Plan. Total assets transferred and related receivables related to the ATS Plan amounted to $434,733. All participants in the former ATS Plan were fully vested as of December 29, 1995. Former participants in the ATS Plan are eligible to participate in the Plan effective January 1, 1996.

As of December 31, 1995, certain assets of the ATS Plan that were transferred to the Plan on December 29, 1995 were temporarily invested in the Merrill Lynch Ready Assets Trust (money market fund) until instructions from participants were received and allocations could be made to the participant directed investment funds of the Plan.

4. PLAN AMENDMENTS

The Plan was amended in 1995 to incorporate the benefits, rights and features of the ATS Plan which are protected under Internal Revenue Code Section 411(d)(6).

During 1994, the Plan was amended to allow for additional investment options other than Company common stock for employee contributions after September 1, 1994. Participants' contributions prior to September 1, 1994, except for certain amounts subject to diversification provisions provided by ERISA, and all Company matching contributions are invested in Company stock.

5. TAX STATUS OF PLAN

The Plan is subject to the provisions of Internal Revenue Code Section 401(k), whereby the participants' pre-tax contributions are made through a written salary deferral election. The Plan also includes a provision whereby the Plan's Administrative Committee may direct the Trustee to incur debt obligations to finance the acquisition of Company common stock for the Plan. A favorable determination letter of qualification was received on October 26, 1994, from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code, as amended. As such, the Plan is exempt from federal income tax, and participants' voluntary pre-tax contributions, Company matching contributions, investment income and realized gains (losses) are not taxable to participants until withdrawal. Cash withdrawals are generally taxable to participants in the year of withdrawal. The net unrealized appreciation on withdrawals of Company common stock is generally not taxable to participants until the stock is sold. Once qualified, the Plan is required to operate in conformity with regulations promulgated by the Department of the Treasury and the Department of Labor to maintain its qualified status. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's tax status.

================================================================================

6. PARTICIPANTS' CONTRIBUTIONS REFUNDABLE

As a result of non-discrimination testing on 1995 and 1994 contributions, certain "highly compensated" employees received refunds in 1996 and 1995 of excess contributions. Such amounts have been accrued in the accompanying financial statements as a liability of the Plan as of the end of each Plan year.

7. ADMINISTRATIVE EXPENSES

All expenses of Plan administration may be paid out of Plan assets unless paid by the Company at its discretion. In 1995 and 1994, the Company elected to pay directly all administrative expenses of the Plan with the exception of brokerage commissions and transfer taxes on stock purchases, which are included in the cost of the stock purchased, and in 1994, the Trustee's check processing fees on withdrawals, which were paid by participants.

8. INVESTMENT ACTIVITY

Net assets available for benefits at the end of 1995 and changes in net assets available for benefits for the years ended December 31, 1995 and 1994 by funds (fund information) are as follows:

                                                              1995
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                       Non-
                                                                                   Participant
                                        Participant Directed                         Directed
                     ---------------------------------------------------------------------------
                                   Merrill                 Merrill
                                    Lynch      Merrill      Lynch        Justin        Justin
                       Merrill      Global      Lynch     Retirement  Industries,   Industries,
                        Lynch     Allocation   Capital   Preservation     Inc.          Inc.
                     Growth Fund     Fund        Fund       Trust     Common Stock  Common Stock       Other          Total
- --------------------------------------------------------------------------------------------------------------------------------
Dividends and
  interest             $ 68,520    $ 39,733    $ 26,702    $  9,378    $   35,735    $   438,775    $    1,078    $   619,921
Net appreciation/
 (depreciation) of
 fair value of
 investments             57,440      27,279      18,065           -      (116,515)    (2,802,894)            -     (2,816,625)
Contributions:
 Participants'          540,574     364,548     184,757     149,809     2,014,736              -      (110,938)     3,143,486
 Company                      -           -           -           -             -      1,239,712         2,673      1,242,385
Participants'
 withdrawals            (55,741)    (16,601)    (13,764)    (15,365)     (299,220)    (3,158,197)            -     (3,558,888)
Interfund transfers      34,370      (3,094)     16,434      52,230      (481,891)       382,052          (101)             -
                     ----------  ----------  ----------  ----------    ----------    -----------    ----------    -----------
                        645,163     411,865     232,194     196,052     1,152,845     (3,900,552)     (107,288)    (1,369,721)
Merger of ATS Plan            -           -           -           -             -              -       434,733        434,733
Net assets at
 beginning of year      186,099     124,181      58,961      48,599     3,092,621     31,793,974     1,565,796     36,870,231
                     ----------  ----------  ----------  ----------    ----------    -----------    ----------    -----------
Net assets at end
 of year               $831,262    $536,046    $291,155    $244,651    $4,245,466    $27,893,422    $1,893,241    $35,935,243
                     ==========  ==========  ==========  ==========    ==========    ===========    ==========    ===========

                                                              1994
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                       Non-
                                                                                   Participant
                                        Participant Directed                         Directed
                     ---------------------------------------------------------------------------
                                   Merrill                 Merrill
                                    Lynch      Merrill      Lynch        Justin        Justin
                       Merrill      Global      Lynch     Retirement  Industries,   Industries,
                        Lynch     Allocation   Capital   Preservation     Inc.          Inc.
                     Growth Fund     Fund        Fund       Trust     Common Stock  Common Stock       Other          Total
- --------------------------------------------------------------------------------------------------------------------------------
Dividends and
interest               $  2,366    $  3,939     $ 2,028     $   368   $      489    $   346,041    $  118,207     $   473,438
Net depreciation of
fair value of
investments              (7,331)     (5,736)     (2,295)          -    1,476,971     (9,933,347)            -      (8,471,738)
Contributions:
 Participants'          192,850     126,533      59,897      47,218      733,475      1,578,314       208,269       2,946,556
 Company                      -           -           -           -            -              -     1,239,219       1,239,219
Participants'
 withdrawals               (851)       (555)       (262)        (87)      (2,129)    (2,259,527)            -      (2,263,411)
Interfund transfers        (935)          -        (407)      1,100      883,815       (883,674)          101               -
                     ----------  ----------  ----------  ----------   ----------    -----------    ----------     -----------
                        186,099     124,181      58,961      48,599    3,092,621    (11,152,193)    1,565,796      (6,075,936)
Net assets at
 beginning of year            -           -           -           -            -     42,946,167             -      42,946,167
                     ----------  ----------  ----------  ----------   ----------    -----------    ----------     -----------
Net assets at end of
 year                  $186,099    $124,181     $58,961     $48,599   $3,092,621    $31,793,974    $1,565,796     $36,870,231
                     ==========  ==========  ==========  ==========   ==========    ===========    ==========     ===========

The Plan's investment activity for each of the two years ended December 31 (including investments bought and sold, as well as held during the year) depreciated in fair value as shown below.

                                                     Year Ended December 31,
                                                  ----------------------------
                                                      1995            1994
                                                  ------------    ------------

Realized gain on sales of investments:
  Proceeds from sales of investments               $4,057,262      $3,117,865
  Cost of investments                               2,842,665       1,342,418
                                                  -----------     -----------
  Realized gain                                    $1,214,597      $1,775,447
                                                  ===========     ===========

Unrealized depreciation on investments:
  Unrealized appreciation at beginning of year    $17,682,912     $27,930,097
  Net unrealized depreciation during the year      (4,031,222)    (10,247,185)
                                                  -----------     -----------
  Unrealized appreciation at end of year          $13,651,690     $17,682,912
                                                  ===========     ===========

9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Department of Labor (DOL) requires realized and unrealized gains (losses) to be calculated in a different manner than required by generally accepted accounting principles. Realized and unrealized losses using the DOL's method for 1995 amounted to $919,744 and $1,896,881, respectively.

================================================================================

         JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

            Schedule of Assets Held for Investment Purposes
                           December 31, 1995

                                  Par Amount/
                                    Shares/
        Description                  Units         Cost      Fair Value
- -------------------------------    ----------  -----------  -----------
Merrill Lynch Growth Fund for
Investment and Retirement             38,131   $   789,100  $   831,262

Merrill Lynch Global Allocation
Fund, Inc.                            38,620       516,504      536,046

Merrill Lynch Capital Fund, Inc.       9,530       276,727      291,155

Merrill Lynch Retirement
Preservation Trust                   244,651       244,651      244,651

Merrill Lynch Ready
Assets Trust                         325,600       325,600      325,600

Justin Industries, Inc.
Common Stock  *                    2,921,717    18,563,327   32,138,890
                                               -----------  -----------
                                               $20,715,909  $34,367,604
                                               ===========  ===========

* - Indicates party-in-interest to the Plan.

================================================================================

                                  JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                                           Schedule of Reportable Transactions
                                               Year Ended December 31, 1995
                                         Number of     Number of      Purchase       Selling       Cost of       Net Gain
       Description of Assets           Transactions     Shares         Price        Price  (1)    Asset  (1)      (Loss)
- ------------------------------------   ------------    ---------    -----------    -----------    -----------    ---------
Category (iii) - series of
  transactions in excess of 5%
  of plan assets:

Justin Industries, Inc. Common Stock         44          356,123     $3,941,978     $        -     $3,941,978     $      -

Justin Industries, Inc. Common Stock         67          207,458     $        -     $2,043,291     $1,567,329     $475,962

(1) - Also represents market value at date of transaction.

Note:  All transactions were made on the market.  There were no category (i),
(ii), or (iv) reportable transactions during 1995.